Exhibit 99.6

Codes of Ethics

ROYAL GROUP TECHNOLOGIES LIMITED	VERSION: APRIL 28, 2005	EFFECTIVE DATE: APRIL 30, 2005	PAGE 1 OF 10
RGTL Policy	TITLE: CODE OF BUSINESS CONDUCT AND ETHICS

ARTICLE 1	PURPOSE

Royal Group Technologies Limited and its subsidiaries (collectively “Royal” or the “Company”) have issued this Code of Business Conduct and Ethics (the “Code”) to provide our directors, officers and employees with specific guidance about appropriate business conduct.

ARTICLE 2	SCOPE

This Code is intended to provide guidance to you, whenever or wherever you are conducting Royal’s business including liaising with other employees, suppliers, dealers, or other business associates in business relationships of any sort. This Code is not intended to be all-inclusive as there are additional policies which provide a more detailed outline of specific Royal procedures. Additionally, no code or policy can completely cover every possible situation that may arise.

This Code also requires that you ensure that others you engage to represent Royal, such as consultants, agents, sales representatives and independent contractors, agree to follow this Code and applicable Royal policies. You can do this by having them agree to comply with this Code in their engagement agreements.

Because the Code does not address every possible situation that may arise, you are responsible for exercising good judgement, applying ethical principles, and asking questions when you need help.

Royal also has a Code of Ethics for our Principal Executive and Senior Financial Officers. Those officers are bound by the provisions of both that Code of Ethics and this Code. A copy of this Code of Business Conduct and Ethics and the Code of Ethics for our Principal Executive and Senior Financial Officers are available on our website at www.royalgrouptech.com.

ARTICLE 3	COMPLIANCE WITH LAW

The Code applies to all jurisdictions in which Royal conducts any business. You should respect and comply with the laws, rules and regulations of the particular jurisdictions in which you are located and those that are applicable to your activities on behalf of Royal. When you encounter a conflict between an applicable local law and this Code, please consult with Royal’s legal counsel to understand how to resolve that conflict properly. Royal maintains separate policies that provide more detailed information on compliance with specific requirements for these and other matters and you should familiarize yourself and comply with these policies.

ARTICLE 4	EMPLOYEE RESPONSIBILITIES

The Code and other Royal policies identify specific responsibilities. However, you must also follow these basic obligations common to the Code and all Royal policies:

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Learn the details of policies dealing with your work. No one expects you to know all policies word for word. You should have a basic understanding of issues covered by each policy, and you should have a detailed understanding of policies that apply to your job.

•	Seek assistance from your manager, a Human Resources representative, or other Royal resources when you have questions about the application of the policies.

•	Promptly raise any concern that you or others may have about possible violations of any Royal policy, or about a request that you believe might violate a Royal policy.

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Understand the many options you have for raising integrity concerns. You may raise them with your Royal manager, or, if you prefer, with Royal’s legal counsel, Royal’s internal auditor, Royal’s Human Resources representatives or the Chair of Royal’s Audit Committee. Your communication may be written or oral, and you have the option to make it anonymously.

•	If you raise an integrity concern and the issue is not resolved, raise it with one of the other people you report to or one of the other contacts listed above.

Royal prohibits any employee from retaliating or taking adverse action against anyone for raising or helping to raise an integrity concern.

ARTICLE 5	CONFIDENTIALITY

It is our policy to make, as appropriate, timely and complete disclosure of material information concerning the activities of Royal. Except as required by law, you must consider all information regarding the affairs of Royal as being confidential and must not be disclosed by you until it is available to the public. Examples of such confidential information includes:

•	Royal’s proprietary information, intellectual property or trade secrets;

•	Information about Royal’s business, financial or legal matters, customers, suppliers, products or potential or ongoing transactions;

•	Information belonging to customers, suppliers or other third parties that Royal is obligated not to disclose; or

•	Any information belonging to or used by Royal that is not generally known to the public that gives Royal a competitive advantage over those who do not have the information.

If in any doubt as to the confidentiality of specific information, you should discuss it with your manager, who will, discuss it with appropriate senior management or Royal’s legal counsel.

If you are in possession of confidential information you must not use that information in any manner to further your own financial or other interests or that of anyone else.

If you have knowledge of confidential material information you may not trade Royal’s shares until the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated. This practice averts situations where “insider information” is used to your advantage but to the disadvantage of other investors. For further guidelines on buying or selling Royal’s securities, please see Royal’s Confidentiality and Insider Trading Guidelines.

ARTICLE 6	CONFLICTS OF INTEREST

You have a responsibility to be constantly aware of the importance of ethical conduct. You must refrain from taking part in, or exerting influence in, any transaction in which your own interests may conflict with Royal’s best interests.

A conflict of interest occurs when your personal interests interfere with the interests of Royal. A conflict of interest can arise either when you have interests that may make it difficult for you to perform your obligations fully or when you otherwise take action for your direct or indirect benefit or the direct or indirect benefit of a third party that is inconsistent with the interests of Royal. Conflicts of interest also arise when you, or a member of your family, receive improper personal benefits as a result of your position at Royal. Loans to, or guarantees of obligations of, any employees, officers, directors or any of their family members are likely to pose conflicts of interest, as are transactions of any kind between Royal and any other entity in which you or any member of your family have a material interest.

You are to avoid any investment, interest, association or other relationship that interferes with your independent exercise of judgment in Royal’s best interest and otherwise with your obligations to Royal.

Any conflict of interest or potential conflict of interest must be disclosed as soon as possible to the Chairman of the Nomination and Corporate Governance Committee and to the General Counsel.

While it is not feasible to specify all the activities that may give rise to a conflict of interest, or the appearance of one, the following are some rules regarding specific areas where such conflict might occur. These rules are not exhaustive and do not limit the generality of the conflict of interest policy.

Personal Investments. Ownership by you (or a member of your immediate family) of a financial or other beneficial interest (other than the ownership of less than 5% of any class of securities of a publicly traded corporation) in any enterprise that does business with or is a competitor of Royal is prohibited unless approved in writing by the Nomination and Corporate Governance Committee.

Corporate Opportunities. You are prohibited from (a) taking for yourself personally opportunities that are properly within the scope of Royal’s activities, (b) using corporate property, information or position for personal gain, and (c) competing with Royal.

Business Affiliations. Except with the prior written approval of the Nomination and Corporate Governance Committee, it is prohibited for you to serve as a director, officer, consultant, employee or in any other capacity in any enterprise (other than a subsidiary of Royal) that: (a) is a competitor of Royal; or (b) conducts or seeks to conduct business with Royal; or (c) directly interferes or has the appearance of interfering with the performance of your duties as a director, officer or employee.

Management reserves the right to determine when an employee’s activities represent a conflict with Royal’s interest and to take whatever action is necessary to resolve the situation, up to and including terminating the employee.

If you have any questions or concerns about a potential conflict of interest please contact your Human Resources representative.

It is not possible in a general policy statement to define all the various circumstances and relationships that would be considered “inappropriate”. The list below suggests some of the types of activity that would reflect negatively on your personal integrity or that would limit your ability to discharge your job duties and responsibilities in an ethical manner:

•	Simultaneous employment by another firm, particularly if the other firm is a competitor or supplier;
•	Carrying on Royal business with a firm in which you, or your close relative, has a substantial ownership or interest;
•	Holding a substantial interest in, or participating in, the management of a firm to which Royal makes sales or from which it makes purchases;
•	Borrowing money from customers or firms, other than recognized loan institutions, from which Royal buys services, material, equipment or supplies;
•	Accepting more than small gifts or entertainment from an outside organization or agency;
•	Speculating or dealing in materials, equipment, supplies, or property purchased by Royal;
•	Participating in civic or professional organization activities in a manner whereby confidential information is divulged;
•	Misusing privileged information or revealing confidential data to outsiders;
•	Using your position at Royal or knowledge of its affairs for outside personal gains; or
•	Engaging in practices or procedures that violate laws regulating the conduct of Royal’s business.

ARTICLE 7	CORPORATE OPPORTUNITY

Except under guidelines approved by the Board of Directors, you are prohibited from (a) taking for yourself personally opportunities that properly belong to Royal, or are discovered through the use of Royal’s property, information or position; (b) using Royal’s property, information or position for personal gain; and (c) competing with Royal. You also owe a duty to Royal to advance its legitimate interests when the opportunity to do so arises in the course of your work.

ARTICLE 8	FAIR DEALING

You should endeavor to deal fairly with Royal’s customers, suppliers, competitors and employees and should not take advantage of anyone through manipulation, concealment, abuse of confidential or privileged information, misrepresentation of material facts or any other unfair dealing practice.

ARTICLE 9	PROTECTION AND PROPER USE OF ROYAL’S ASSETS

All employees, officers and Directors should protect Royal’s assets and ensure their efficient use for legitimate business purposes. Theft, carelessness and waste have a direct impact on Royal’s profitability.

ARTICLE 10	E-MAIL

You have a responsibility to maintain and enhance Royal’s public image and to use Royal’s e-mail and internet access in a productive manner and in accordance with applicable Royal policies. While use of the computer, e-mail and internet is intended for job-related activities, incidental and occasional brief personal use is permitted within reasonable limits, so long as it does not interfere with your work and falls within this Code and applicable Royal internet use and e-mail polices. Please note that all e-mail contained on a Royal computer is the property of Royal.

Illegal duplication of software or violation of copyright laws by the duplication or sharing of software, or the distribution of copyrighted material, is strictly forbidden. Also, you should not use a password, access a file or retrieve a stored communication that is not normally accessible to you. Unauthorized downloading of software and files of any kind from the Internet is also prohibited.

ARTICLE 11	DISCRIMINATION AND HARASSMENT

It is Royal’s objective to achieve and maintain an environment that is free from any verbal or physical harassment or discrimination and thereby create an environment that encourages learning and benefiting from the knowledge and experience represented in the workplace. This may apply to, but is not limited to, any actions that form a condition for employment, a basis for employment decisions, creates an intimidating, hostile or offensive working environment or interferes with an individual or individuals performing their employment duties. For further details, you should refer to the applicable Royal policy, Employee Relations Manual or contact the Human Resources department directly. Any questions or concerns will be dealt with confidentially.

ARTICLE 12	GIFTS, GRATUITIES OR BUSINESS COURTESIES

You should not give, offer, or authorize the offer, directly or indirectly of, anything of value (such as money, goods or a service) to a customer or government official to obtain any improper advantage. A business courtesy, such as a gift, contribution or entertainment, should not be offered under circumstances that might create the appearance of an impropriety.

This Code does not prohibit lawful reimbursement which is properly authorized for reasonable and bona fide expenditures - for example, travel and living expenses incurred by customers and directly related to the promotion of products or services, or to the execution of a contract.

Acceptance of gifts are permissible only when they are not of significant value and where they meet the following guidelines:

•	they are infrequent;
•	they are legitimately serving a business purpose;
•	they do not impose any obligations;
•	they do not result in any kind of special treatment for the giver or another party; and
•	they are not concealed from Royal.

If there is ever any doubt as to the acceptability of a gift, it should be returned. Any gift that could be perceived as an unfair business inducement, or violates the law, regulations or Royal’s policies or one of our customers or suppliers, or could cause embarrassment or negative reaction towards Royal, is not to be accepted. If the return of a gift is unfeasible because of its nature, it should be donated to a charitable cause and the original donor and the Human Resources department must be informed in writing of such actions.

ARTICLE 13	PUBLIC COMPANY REPORTING

As a public company, it is of critical importance that Royal’s filings with the securities regulatory authorities be accurate and timely. Depending on your position with Royal, you may be called upon to provide necessary information to assure that Royal’s public reports are complete, fair and understandable. Royal expects you to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to Royal’s public disclosure requirements.

ARTICLE 14	ANTITRUST AND COMPETITION LAWS

Antitrust is a general term applied to the protection of the free enterprise system and the promotion of open and fair competition. Many countries have antitrust laws and competition laws which vary significantly. Royal is devoted to a strict adherence to all antitrust and competition laws. Violations may result in severe penalties such as forced sales of parts of the business and significant fines. The laws may also be applied to individuals and penalties may apply directly to you.

ARTICLE 15	INTERNATIONAL BUSINESS LAW

Royal deals with many other parties around the world on a regular basis. Most countries have laws to regulate international trade and some restrict or prohibit transactions involving certain products and technology. If your job involves dealing with international business you should be aware of the applicable laws pertaining to each specific country that you are dealing with.

ARTICLE 16	EMPLOYMENT STANDARDS

It is the business practice of Royal to ensure that its business is conducted in compliance with all applicable laws and regulations, that wages and benefits comply with local laws, that child labor is not used in any facilities, that forced labor is not engaged in, and that all business environments provide standards up to par with local health and safety requirements.

ARTICLE 17	TRADEMARKS, COPYRIGHTS AND PATENTS

All of Royal’s intellectual property including all trademarks, trade secrets, service marks, copyrights, patents, text, logos, button icons, images, audio clips, scientific and technical knowledge, know-how and the experience developed in the course of business, whether it be registered or unregistered, must be protected with the utmost security in order to maintain Royal’s competitive standing in the marketplace. In addition to maintaining the integrity of Royal’s intellectual property in a responsible way, Royal expects you to respect the intellectual property rights of others. Unauthorized usage of other parties’ intellectual property may result in lawsuits and damages as well as poor publicity and impact negatively on Royal’s public image and reputation.

ARTICLE 18	MEDIA AND PUBLIC INQUIRIES

Royal ensures that all pertinent information delivered to the media, financial analysts, investors, brokers and the general public is done so accurately and reliably. Any media relations are to be directed to Royal’s senior officer in charge of Corporate Communications to ensure consistent and accurate information is provided.

ARTICLE 19	REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR AND COMPLIANCE WITH THIS CODE

A.	General Matters

The Code mandates legal and ethical conduct in all business dealings and does not address specific factual situations. You are encouraged to talk to your manager or a Human Resources representative about any illegal, unethical or other questionable behaviour that you observe or whenever you are unsure about the best course of action in a particular situation. In particular, it is Royal’s policy that all of its officers and employees report concerns about accounting and other matters that affect Royal. If you are concerned that others may be violating this Code or that other illegal or unethical conduct has occurred or may occur you should contact your manager or a Human Resources representative.

If you do not believe it would be appropriate or you are not comfortable approaching your supervisor or a Human Resources representative, then you should contact the Reporting Hotline at 1-877-692-5929 (1-87-ROYAL-WAY) which will result in a report to the Chair of the Audit Committee of the Board of Directors and to the General Counsel. The Reporting Hotline is available for you to discuss any concerns you may have regarding illegal or unethical behavior.

Reports to the Reporting Hotline can be made on a confidential and anonymous basis, and this confidentiality and anonymity will be protected, subject to applicable laws, regulations or legal proceedings. The Reporting Hotline is managed by an independent third party service and is available internationally in several different languages.

You are expected to comply with this Code. Failure to comply may result in disciplinary action, including possible termination.

You shall not suffer any adverse employment consequences for reporting, in good faith, a possible violation of this Code even if conduct that is reported is determined after investigation to be in compliance with this Code. If you report a possible violation of this Code in which you have participated, Royal cannot provide any assurance that you will not suffer any adverse employment consequences, although the fact of reporting a possible violation will be treated as a mitigating factor in evaluating your conduct.

In addition, Royal may, from time to time, seek to audit or inspect your files for compliance with this Code. If you fail to cooperate with Royal in such audit or inspection you may be subject to disciplinary action by Royal.

B.	Accounting and Auditing Matters

It is Royal’s policy that all of its directors, officers and employees report concerns about accounting and auditing matters that affect Royal. The Audit Committee of Royal’s Board of Directors has adopted these procedures in compliance with requirements that audit committees of publicly traded companies establish procedures for: (i) the receipt, retention, and treatment of complaints received by Royal regarding accounting, internal accounting controls, or auditing matters (“Accounting Concerns”); and (ii) the confidential, anonymous submission by Royal employees of concerns regarding questionable accounting or auditing matters.

These procedures promote Royal’s goal of creating an environment in which you can openly communicate with management regarding Accounting Concerns and potential non-compliance with these procedures by an officer or employee of Royal (collectively, “Activities of Concern”).

You will not be subject to any sanction or retaliatory action by Royal or any of its directors, officers or employees for taking action consistent with these procedures.

Reporting Activities of Concern

We encourage you to report Activities of Concern either in person or via written correspondence to the General Counsel. In the event that you do not feel comfortable reporting an Activity of Concern to the General Counsel, you may submit reports of Activities of Concern anonymously by using the Reporting Hotline at 1-877-692-5929 (1-87-ROYAL-WAY) which will result in a report to the Chair of the Audit Committee of the Board of Directors and to the General Counsel. The Reporting Hotline is available for you to discuss any concerns you may have regarding illegal or unethical behavior. Reports to the Reporting Hotline can be made on a confidential and anonymous basis, and this confidentiality and anonymity will be protected, subject to applicable law, regulation or legal proceedings. The Reporting Hotline is managed by an independent third party service and is available internationally in several different languages.

Correspondence may be sent to:

Royal Group Technologies Limited	Tel:	905-264-0701
1 Royal Gate Blvd.	Fax:	905-264-0702
Woodbridge, Ontario
L4L 8Z7
Attention:	General Counsel

In addition to, or in lieu of, reporting to the General Counsel or using the Royal Reporting Hotline, you may report Activities of Concern to the Chair of the Audit Committee. You may submit reports of Activities of Concern anonymously. Correspondence may be sent to:

Royal Group Technologies Limited	Tel:	905-264-0701
1 Royal Gate Blvd.	Fax:	905-264-0702
Woodbridge, Ontario
L4L 8Z7
Attention:	Chair of Audit Committee

Treatment and Handling of Reports of Activities of Concern

Any person to whom an Activity of Concern is reported or who becomes aware of an Activity of Concern must, as soon as practicable and in any event within five business days, contact the General Counsel or the Royal Reporting Hotline or the Chair of the Audit Committee to provide details of the Activity of Concern. The General Counsel will then investigate such Activity of Concern. All reports and investigations will be kept confidential to the extent possible, consistent with the need to conduct an adequate investigation. The General Counsel will retain records relating to each Activity of Concern, the actions taken to investigate, and any response to such Activity of Concern until the completion of the audit for the fiscal year.

The General Counsel will then provide to the Audit Committee a summary of the reports of Activities of Concern he or she received during the prior quarter and the results of the investigations he or she made. If, at any time, the General Counsel wishes to seek the immediate counsel of the Audit Committee with respect to an Activity of Concern, he or she may contact the Chair of the Audit Committee.

If the Chair of the Audit Committee receives any reports of Activities of Concern, he or she must promptly inform the General Counsel of the Activity of Concern, unless it would be, in his or her view, inappropriate in the circumstances to do so. The General Counsel will then investigate the report of the Activity of Concern, make records relating to such Activity of Concern and report on such Activity of

Concern as described above. In the alternative, the Chair of the Audit Committee, as the case may be, will complete the investigation, record keeping and reporting in lieu of the General Counsel with respect to any Activity of Concern not reported to the General Counsel.

The Audit Committee will review and take any action it deems appropriate in its judgment with respect to any Activity of Concern it is made aware of, including retention of any independent or expert advisors or meeting with Royal’s officers. Any review and evaluation of an Activity of Concern will include consideration of whether the matter(s) described in the report of the Activity of Concern are improper and whether further review and/or investigation is warranted. Any decision by the Audit Committee to review or investigate any matter brought to its attention as a result of these procedures will not in any way be, or be deemed to be, a determination by the Audit Committee or Royal that any actions or inactions that are the subject of the report of the Activity of Concern have, in fact, occurred or are improper.

Available Assistance

It is essential that you understand these procedures. You are encouraged to raise any questions about these procedures with your Human Resources representative or the General Counsel.

ARTICLE 20	AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended by the Board of Directors. Any waiver of this Code for Directors, executive officers or senior financial officers may only be authorized by the Board of Directors or the Nomination and Corporate Governance Committee and such waiver for Directors or executive officers or senior financial officers will be promptly disclosed. Any waiver of this Code for other employees may only be authorized by Royal’s Chief Executive Officer together with the General Counsel or their designees.

ACKNOWLEDGEMENT

I hereby acknowledge that I have read and understand Royal Group Technologies Limited’s Code of Business Conduct and Ethics (the “Code”) and I agree that I will fully comply with the guidelines, policies and procedures contained therein. I understand my obligation to observe the Code, and by my signature below, I agree that I will observe the Code.

Printed Name:

Company:

Title/Position:

Date:

THIS FORM, WHEN COMPLETED, SHOULD BE DELIVERED TO YOUR HUMAN RESOURCES REPRESENTATIVE